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                            October 6, 2020

       Brent Kelton
       Chief Executive Officer
       AMERI Holdings, Inc.
       4080 McGinnis Ferry Rd, Suite 1306
       Alpharetta, Georgia 30005

                                                        Re: AMERI Holdings,
Inc.
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2019
                                                            Filed August 12,
2020
                                                            File No. 001-38286

       Dear Mr. Kelton:

              We reviewed your amendment no. 1 to Form 10-K for the Fiscal Year Ended December
       31, 2019 to respond to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 30, 2020 letter.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to the Financial Statements
       Note 2 Summary of Significant Accounting Policies
       Basis of Presentation, page F-7

   1. Please refer to prior comment three. Your disclosure that certain information and note disclosures normally
included in annual financial statements prepared in accordance with accounting principles
generally accepted in the United States of America (   US GAAP   )
                                                        have been omitted is
not appropriate. Please confirm to us and revise future filings to clarify that your
annual financial statements include all material information and note disclosures required by
US GAAP.
 Brent Kelton
AMERI Holdings, Inc.
October 6, 2020
Page 2



        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBrent Kelton                             Sincerely,
Comapany NameAMERI Holdings, Inc.
                                                           Division of
Corporation Finance
October 6, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName